Exhibit (m)(1)(f)
SCHEDULE A
(to the Class A Distribution and Service Plan — Pacific Life Funds)
Class A Shares:
PL Portfolio Optimization Conservative
PL Portfolio Optimization Moderate-Conservative
PL Portfolio Optimization Moderate
PL Portfolio Optimization Moderate-Aggressive
PL Portfolio Optimization Aggressive
PL Money Market Fund
PL Income Fund
PL Floating Rate Income Fund
PL High Income Fund
PL Short Duration Income Fund
PL Strategic Income Fund
Effective: December 30, 2011